UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Terex Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

880779103
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

February 2, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 880779103	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,517,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,517,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,517,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 880779103	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,517,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,517,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,517,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 880779103	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,517,382

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,517,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,517,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 880779103	SCHEDULE 13D	Page 5 of 8

This amendment No. 2 to the Schedule 13D (as so amended, the “Statement”) is being filed by the undersigned to amend the Statement, which was originally filed with the SEC on July 28, 2016.  This Statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Terex Corporation, a Delaware corporation (the “Issuer”), and is being filed to amend the Statement as set forth below.  Capitalized terms used and not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:
(a), (f) This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership ("Marcato"), Richard T. McGuire III, a United States citizen and Marcato International Master Fund, Ltd., a Cayman Islands exempted company ("Marcato International"). Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato International. Marcato, Mr. McGuire and Marcato International are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."
(b) The principal business address for each of Marcato, Mr. McGuire and Marcato International is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.
(c)  Mr. McGuire is the managing partner of Marcato, an entity that serves as investment manager of Marcato International.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 880779103	SCHEDULE 13D	Page 6 of 8

Item 4.	Purpose of Transaction

Item 4 is hereby supplementally amended as follows:

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:
(a) As of the date hereof, (i) Marcato, Mr. McGuire and Marcato International may each be deemed to be the beneficial owners of 5,517,382 Shares (the "Marcato Shares"), constituting approximately 5.2% of the Shares, based upon a total of 105,900,000 Shares outstanding as of October 28, 2016 (based on disclosure in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 1, 2016).
(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 5,517,382 Shares.  Marcato, as the investment manager of Marcato International, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares. By virtue of Mr. McGuire's position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.
(c) There have been no transactions in the Shares by the Reporting Persons since the most recent filing of the Schedule 13D.
(d) The limited partners of (or investors in) Marcato International, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 880779103	SCHEDULE 13D	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplementally amended as follows:

On February 2, 2017, Marcato Capital Management LP, Marcato International Master Fund, Ltd. and Matthew Hepler (collectively, together with Richard T. McGuire III, the “Marcato Group”), entered into a letter agreement with the Issuer (such letter, the “Letter Agreement”).

Pursuant to the Letter Agreement:

•	Matthew Hepler, a Partner at Marcato, has been added to the Board of Directors of the Issuer (the “Board of Directors”);

•
the Issuer will include Mr. Hepler on the slate of nominees recommended by the Board of Directors in the Issuer’s proxy statement and proxy card relating to the Issuer’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”), with a term expiring at the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”), subject to certain conditions met, and recommend that the Issuer’s stockholders vote in favor of Mr. Hepler and support Mr. Hepler in a manner no less rigorous and favorable than the manner in which the Issuer supports its other director nominees;

•
the Marcato Group agreed to certain customary standstill restrictions with respect to the Issuer and the Common Stock (subject to exceptions as provided in the Letter Agreement) until the earliest of (a) six months after Mr. Hepler or his successor is no longer a member of the Board of Directors, (b) in the event that the Issuer notifies the Marcato Group that the Issuer will not be nominating Mr. Hepler for election at the 2018 Annual Meeting, the date that Mr. Hepler ceases to be a member of the Board of Directors, (c) the date that is the day immediately following the certification of results for the 2018 Annual Meeting or (d) the occurrence of a material breach by the Issuer of its obligations under the Letter Agreement (such date, the “Termination Date”); and

•
until the Termination Date, the Marcato Group agreed to vote, or cause to be voted, all of the Common Stock and any other securities of the Issuer entitled to vote in the election of directors of the Issuer owned beneficially, director or indirectly, by the Marcato Group or the Marcato Affiliates (as defined in the Letter Agreement) in favor of all nominees recommended by the Board of Directors for election at any meeting or action by consent, in favor of certain routine management proposals and against any nominations or proposals that are not recommended by the Board of Directors at such meetings or action by consent, subject to certain exceptions as provided in the Letter Agreement.

The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the actual language of the Letter Agreement, a copy of which is filed herewith as Exhibit B and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement (previously filed)

Exhibit B:  Letter Agreement

CUSIP No. 880779103	SCHEDULE 13D	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.